Exhibit 99.1

Oncolytics Biotech® to Present at the 2017 BIO Investor Forum

Presenting clinical data of REOLYSIN® in metastatic breast cancer and the Company's strategic objectives

CALGARY and SAN DIEGO, Oct. 11, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN®, a first-in-class, intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems, today announced that Matt Coffey, Ph.D., President & Chief Executive Officer, will present a corporate overview and outline strategic objectives at the 2017 BIO Investor Forum.

2017 BIO Investor Forum

Presenter: Matt Coffey, Ph.D., President & Chief Executive Officer, Oncolytics Biotech

Presentation Date and Time: Wednesday, Oct. 18, 2017, 10:00:00 a.m. PT

Location: Westin St. Francis Hotel, Elizabethan C, San Francisco

Dr. Coffey will provide a company overview and highlight recent progress, including randomized phase 2 data in metastatic breast cancer demonstrating a statistically significant increase in overall survival.  This progress lead to receiving fast-track designation and conducting a successful End-of-Phase 2 Meeting with the U.S. Food and Drug Administration (FDA), resulting in plans for a single 400-patient phase 3 registration study, the impetus to advance global and/or regional partnership conversations and the objective of relisting on NASDAQ in 2018.

Supported by a fast-track designation, Oncolytics is preparing the most appropriate development path to obtain regulatory approval for REOLYSIN for metastatic breast cancer, an indication with continued and considerable unmet need. In September, the Company announced a successful End-of-Phase 2 Meeting with the FDA for REOLYSIN in combination with paclitaxel, for the treatment of hormone receptor positive, HER2 receptor negative (HR+/HER2-) metastatic breast cancer patients. The purpose of the meeting included a discussion of the design of a phase 3 registration study to support a future Biologics License Application (BLA) submission in the U.S.

Oncolytics is pursuing additional immunomodulatory and/or check point inhibitor combinations in collaboration with pharmaceutical companies to further explore the mechanism of action and potential new treatment applications and additional market opportunities. In September, the first patient was treated in the Company's Phase 1b trial run by Myeloma UK (MUK) called MUK eleven, studying REOLYSIN in combination with Celgene Corporation's immunomodulatory drugs, Revlimid® or Imnovid® as a rescue treatment in relapsing myeloma patients.

A live audio link to the webcast session will be available on the Company's website at http://www.oncolyticsbiotech.com/investor-centre/presentations. It is recommended that listeners log on 10 minutes in advance of a live session to register and download any necessary software. An audio replay will be accessible approximately two hours following the presentation on the Oncolytics website.

About BIO Investor Forum
BIO Investor Forum is an international biotech investor conference focused on early and established private companies as well as emerging public companies. The event features plenary sessions, business roundtables and therapeutic workshops, company presentations, and One-on-One Partnering™ meetings.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors as well as targeted and IMiD therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2017 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2017/11/c6125.html

%CIK: 0001129928

For further information: Investor Relations & Company Contact, Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; Media Contact: Mark Corbae, Canale Communications, 619-849-5375, mark@canalecomm.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 11-OCT-17